

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 2, 2007

<u>Via Facsimile</u>

David Shaw
Chief Executive Officer
Standard Aero Holdings, Inc.
500-1780 Wellington Avenue
Winnipeg, Manitoba, Canada R3H 1B3

      RE: Standard Aero Holdings, Inc.
              Form 10-K: For the Year Ended December 31, 2005
              File Number: 333-124394

Dear Mr. Shaw:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                        Sincerely,

                        Michael Fay
                        Accounting Branch Chief

cc: Bradley Bertouille, Chief Financial Officer